UNITED STATES
                                  SECURITIES AND EXCHANGE COMMISSION
                                              WASHINGTON, D.C. 20549


     DIVISION OF
CORPORATION FINANCE


                                                                        April
11, 2018

  Thomas Murphy
  Chief Financial Officer
  Aqua Metals, Inc.
  1010 Atlantic Avenue
  Alameda, CA 94501

          Re:     Aqua Metals, Inc.
                  PRE 14A preliminary proxy statement filing made on Schedule
14A
                  Filed on April 3, 2018 by Aqua Metals, Inc.
                  File No. 001-37515

  Dear Mr. Murphy:

          We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so that we may better understand the disclosure.

         Please respond to this letter by amending the filing and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances and/or do not believe an amendment is appropriate, please tell us why in a written response.

          After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

  Schedule 14A

  1. Advise us why the EDGAR header tag used to identify the above-captioned submission was
          PRE 14A as distinguished from PREC14A. In addition, please confirm that successive filings, including any definitive proxy statement, will be designated correctly based on the publicly-available EDGAR header tags memorialized in the EDGAR Filer Manual or consultation with an EDGAR Filer Support specialist available at 202-551-8900.

  2. While the Form of Proxy has been identified as preliminary, the proxy statement as defined in Rule 14a-1(l)(g), has not been so identified. Please revise the first page of the proxy statement, as distinguished from any letter to shareholders or the Notice of the Annual
          Meeting, to identify the proxy statement as a preliminary copy. See Rule 14a-6(e)(1).

  Notice of Annual Meeting of Shareholders

  3. Please advise us how the registrant intends to comply, or has already complied, with its obligation under Rule 14a-3(b)(1).
 Thomas Murphy
Aqua Metals, Inc.
April 11, 2018
Page 2

Background of the Solicitation, page 6

4. We note your disclosure in the first paragraph on page 6 indicating that on February 22,
        2018 Kanen filed its initial statement on Schedule 13D. Accordingly, please revise the final paragraph on page 6 to indicate the date in February when the Board authorized the executive search firm to commence its search for a new Chief Executive Officer.

5. Please revise the penultimate paragraph on page 7 to disclose the "thoughts and reactions" shared with the Company on the March 28, 2018 call.

Proposal No. 1   Election of Directors, page 8

6. We note the disclosure at page nine that indicates each nominee has agreed to serve if elected. Please advise us, with a view toward revised disclosure, whether or not each of the director nominees has consented to being named in the proxy statement.
        Refer to Rule 14a-4(d)(1) and (4) of Regulation 14A.

Compensation Committee, page 12

7. Please confirm that the definitive proxy statement will include the information required by Item 407(e)(5) of Regulation S-K, or advise. Refer to Item 8 of
Schedule 14A.

Other Matters, page 25

8. Please conform the statement in the third paragraph on page 4 regarding the intended use of the discretionary authority available under Rule 14a-4(c)(1) to the disclosure standard codified in that provision. At present, the disclosure provided suggests that the right to use discretionary authority is absolute and simply includes the discretion to vote on matters not known a reasonable time before the solicitation commenced.

9. In light of the requirement under Item 5(b)(1)(iii) of Schedule 14A to state whether or not
        any of the participants   inclusive of director nominees  have been the
subject of
        criminal convictions within the last ten years, please provide us with a written reply on behalf of each participant in response to this line item notwithstanding the fact that a negative response need not be disclosed in the proxy statement filed under cover of
        Schedule 14A.

Form of Proxy

10. Please provide a designated blank space for dating the proxy card, or advise.
        Refer to Rule 14a-4(a)(2).
 Thomas Murphy
Aqua Metals, Inc.
April 11, 2018
Page 3

        We remind you that the participants are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Joseph McCann, Attorney-Advisor, at (202) 551-6262 or me at (202)
551-3266 with any questions.

                                                             Sincerely,

                                                             /s/ Nicholas P.
Panos

                                                             Nicholas P. Panos
                                                             Senior Special
Counsel
                                                             Office of Mergers
& Acquisitions


cc:     Clifford E. Neimeth, Esq. - Greenberg Traurig, LLP